Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: May 31, 2022

Freightos, a Leading Booking and Payment Platform Digitalizing Global Freight, to Raise Growth Capital and Become Public via Business Combination with Gesher I Acquisition Corp.

•	Freightos’ digital freight booking and payment platform addresses the monumental challenges of the global supply chain

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Freightos’ platform already has significant traction and has attracted well over 10,000 importers/exporters, 3,500 freight forwarders, and 200 carriers, enabling hundreds of thousands of international freight bookings annually

•	Rapid growth with 213% CAGR in gross booking value (“GBV”) between 2019 Q1 and 2022 Q1 and over 60% Gross Margins

•	Digitalization of global freight is now being rapidly adopted with an estimated total addressable market of US$1.8 trillion in GBV by 2025

•	Gesher I Acquisition Corporation’s investment in Freightos will take the company public with an implied pro forma enterprise value of approximately $435 million

•	Transaction distinguished by strong capital commitments from high-quality, long-term investors, which exceed business cash requirements and deal minimum cash requirements – no additional PIPE required

Jerusalem – May 31, 2022 – Freightos Limited, a leading global freight booking and payment platform (“Freightos” or the “Company”), and Gesher I Acquisition Corp. (NASDAQ: GIAC, “Gesher”), a special purpose acquisition company, today announced they have entered into a definitive merger agreement that would result in Freightos being publicly listed on the NASDAQ under the ticker symbol “FROS”. The combined entity, to be known as Freightos, with offices around the world, will have a pro forma enterprise value of approximately $435 million.

Freightos connects participants across the international freight ecosystem, including hundreds of airlines, ocean liners, and trucking companies, as well as thousands of freight forwarders and over ten thousand importers and exporters, through a transparent digital platform that allows real-time global freight rate comparison, booking, and shipment management. The capital raised from the transaction will be invested to further scale the business, driving transaction value and improving margins.

Freightos was inspired by the successful digital revolutions in passenger travel, retail, lodging, and other industries, aiming to bring similar efficiency and transparency to the massive but largely undigitalized international freight industry.

“Global freight moves the world,” said Zvi Schreiber, Chief Executive Officer of the Freightos Group. “Last year, $22 trillion worth of goods crossed borders, but we have all witnessed what happens when shipping doesn’t run smoothly, creating inventory shortages and increasing prices that challenge businesses and consumers globally. This presents a massive opportunity to digitalize one of the last large offline industries.”

“Our combination with Gesher and access to public markets will allow Freightos to continue to aggressively scale our platform and lead as an international freight booking and payment tool of choice,” said Schreiber. “This day represents new opportunities for the Freightos team around the world, whose diligence and dedication has made Freightos what it is today.”

“Freightos is modernizing the global shipping industry as a true innovator in the logistics space,” added Ezra Gardner, Gesher’s Chief Executive Officer. “It enjoys positive unit economics, high gross margins, an incredibly high growth rate, and impressive customer retention. It is distinguished by its proprietary technology, data analytics, and deep network of customers comprising some of the largest players in the global supply chain today. Following the combination, Freightos will be the only pure-play public global freight platform investment opportunity available, and we’re excited to partner with Zvi and his team on this enormous market opportunity.”

In addition to the proposed merger with Gesher, the combined entity has obtained $80 million in capital commitments. Leading global investment firms and strategic industry players that have made commitments include:

•	Qatar Airways, the world’s largest air cargo carrier, has agreed to invest another $10 million in the combined company.

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M&G Investments (£370 billion of assets under management) made a $60 million commitment to the Company, consisting of 4 million units of Gesher at $10.00 a share, waiving redemption rights with respect to approximately one million shares, as well as providing an additional backstop commitment of up to $10 million.

•	Composite Analysis Group, Inc., an affiliate of Safer Logistics, LLC, committed up to $10 million to backstop redemptions by shareholders of Gesher.

Existing shareholders in Freightos include SGX Group (the Singapore Exchange Limited), FedEx Corporation, a number of major airlines, including Qatar Airways, IAG Cargo, the cargo division of International Airlines Group (a leading airline group whose brands include British Airways and Iberia), LATAM Airlines Group, Bob Mylod (Chairman of Booking Holdings) and leading financial investors such as Aleph and MoreVC. As an expression of confidence in Freightos and long-term commitment, the team and large existing and new Freightos shareholders have signed lockup agreements spanning two years.

“Freightos is addressing an area of overwhelmingly unmet need in the global economy; fixing global freight. With its marketplace technology winning rapid commercial adoption, it is an ideal target for Gesher,” stated Carl Vine, Portfolio Manager at M&G. “The recent growth trajectory suggests that the company is well on its way to cementing its dominant position in this opportunity-rich area. We’re confident that this business combination will help Freightos realize its immense potential.”

Proven Leader in Global Freight Booking

Freightos has become a leading global freight booking and payment platform, modernizing an industry stymied by intermediation, offline communications, and inefficient pricing. Through its two core platforms—Freightos.com and WebCargo, Freightos facilitates the shift from manual pricing and spreadsheets to a seamlessly integrated digital platform enabling users to compare available shipping routes, capacity on specific vessels or aircrafts, receive accurate, binding, and all-in prices, complete with carbon emissions from shipping options, and to book in real-time. This results in improved capacity utilization, reduced pricing, and significant reductions in manual labor. Freightos aims to bring the same efficiency and transparency that passenger travel enjoys to the world of global freight transportation.

In addition, Freightos is the calculating agent of freight shipping price indexes, like the daily 40’ container index, the Freightos Baltic Index (FBX) with futures traded on the CME (Chicago Mercantile Exchange), which are globally recognized as benchmark economic indicators. Futures contracts can allow companies to hedge shipping costs for upcoming periods by combining financial service tools with international shipping.

Freightos’ GBV transaction volume continues to grow at a fast and accelerating rate, closing a record Q1 2022 with 3.4 times as many bookings as a year earlier. Freightos sees its top priority as growing GBV. Secondarily the company is focused on monetizing its growing bookings while continuing to grow the already healthy gross margin and maintaining capital efficiency.

Key Transaction Terms

The business combination is projected to generate gross proceeds of at least $80 million (and up to $166 million depending on redemptions), which will be used to fund Freightos’ growth plan. The implied pro forma equity value of the combined company is expected to be at least approximately $500 million, with a pro forma enterprise value of approximately $435 million. Existing Freightos shareholders are expected to own up to 78% of the combined company after funding.

The Freightos management team will remain in place with Dr. Zvi Schreiber continuing to serve as Chief Executive Officer, overseeing the Company’s strategic growth and expansion efforts, and Mr. Ran Shalev remaining as Chief Financial Officer. The board of directors of the Company is expected to include Dr. Udo Lange, the Chief Executive Officer of FedEx Logistics, Mr. Guillaume Halleux, the Chief Cargo Officer of Qatar Airways (the world’s largest air cargo carrier), Mr. Bob Mylod, Chairman of Booking Holdings, industry veteran Ms. Inna Kuznetsova, and other leading tech investors, as well as Mr. Ezra Gardner, the Chief Executive Officer of Gesher. The newly expanded board of directors of the Company will have significant logistics experience, deep technology knowledge, public company and capital markets experience, and a diversity of viewpoints and skills to serve as good stewards of the Company. Strict internal screens are in place to avoid directors associated with logistics companies being exposed to any data relating to their competitors. The proposed transaction has been unanimously approved by the boards of directors of Gesher and Freightos. The transaction is expected to close in the second half of 2022, subject to customary closing conditions, including the approval of Gesher and Freightos shareholders and regulatory review.

About Freightos Limited

Freightos Limited, a Cayman Island-registered online global freight booking platform, has expanded its services amid rising demand for supply chain transparency.

Freightos.com is believed to be the largest digital international freight marketplace, connecting logistics providers and importers/exporters for instant pricing, booking, and shipment management with offices globally. Over ten thousand SMBs and enterprise organizations have sourced shipping services via Freightos.

WebCargo by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo ebooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index (FBX), the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, which is currently in beta, as well as other data products that improve supply chain decision making, planning, and pricing transparency.

Founded by serial entrepreneur Zvi Schreiber in 2012, Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

About Gesher I Acquisition Corporation

Gesher I Acquisition Corp. (“Gesher”) (NASDAQ: GIAC), a publicly-listed special purpose acquisition company headquartered in Tel Aviv, is an ideal partner for Freightos, led by investors with deep relationships across the banking and transportation sectors.

Gesher is registered as a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses or entities.

Advisors

Oppenheimer & Co. Inc. is serving as exclusive financial advisor to Freightos. DLA Piper LLP (US) is serving as legal advisor to Freightos.

Bryan Cave Leighton Paisner is serving as legal advisor to Gesher.

Conference Call Information

A conference call regarding the proposed business combination will be held on June 1, 2022 at 12:00pm GMT and may be accessed by registering here. A webcast of the call, along with this press release and the investor presentation will be available on the Gesher website at https://www.gesherspac.com and under the Investor Relations section of Freightos’ website at freightos.com/investors.

Definitions

Gross Booking Value (“GBV”) is a key operating statistic used by the Company and is not a recognized financial metric under either GAAP or IFRS. GBV reflects the value of transactions, i.e. monetary value of freight and related services contracted between Buyers and Sellers on the Platform, plus related fees charged to Buyers and Sellers, and pass-through payments such as customs duties. The Company measures GBV by converting any amounts denominated in other currencies to US$ at the time of transaction. GBV is similar to what others call GMV or GSV. This is the key Freightos Platform KPI, indicating the scale and reach of the Platform and the opportunities Freightos has to generate Platform revenue.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos’ and Gesher’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this press release. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Gesher

Edelman

Ira Gorsky

Ira.Gorsky@edelman.com

Jessica Resnick-Ault

Jessica.Resnick-Ault@edelman.com

Freightos

Headline Media

Sarah Small

freightos@headline.media